Mail Stop 6010

November 14, 2006

Joseph Feldschuh, M.D.
President and Principal Executive Officer
Daxor Corporation.
350 Fifth Avenue
Suite 7120
New York, New York 10118

      Re: Daxor Corporation
              Form 10-K as of December 31, 2004
              Filed April 22, 2005
              File No. 0-12248

Dear Dr. Feldschuh :

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                Sincerely,

                Brian Cascio
                Branch Chief